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                                                                    Exhibit 99.1


    Quepasa.com Announces Reduction of Workforce by Approximately Two Thirds
                         and Seeks Sale of Subsidiaries


PHOENIX--(BUSINESS WIRE) -- November 14, 2000--Quepasa.com (Nasdaq: PASA), the premier online community for U.S. Hispanics, today announced that the Company has reduced its workforce by approximately two thirds effective immediately as the Company continues to consider its strategic alternatives. As announced earlier this year, the Company has been considering a number of strategic alternatives for quepasa.com, including a sale of the company. The Company is now actively pursuing the sale of one or more of its subsidiaries: Real EstateEspanol.com, Etrato.com and Credito.com.

"We have taken these actions in order to conserve our remaining cash. We are committed to continuing to operate the quepasa Web site which has been achieving growth in its metrics. In fact, a recent study by Roslow Research Group ranks quepasa.com third in terms of appeal and visitors, ahead of Espanol.Lycos.com, Terra.com, Yupi.com, StarMedia.com and ElSitio.com." said Gary L. Trujillo, quepasa.com's Chairman and Chief Executive Officer. "We have spent a significant amount of effort and capital over the past 18 months to build a strong market presence, the infrastructure for our Web site and to achieve top-of-mind awareness in the Hispanic community. Ad impressions for the third quarter equaled 190 million, and registered users increased to approximately 568,000 by the end of the third quarter."

Quepasa's workforce has been reduced from 58 to 20 employees. The reduction affects all areas of the Company. The Company will take a one time restructuring charge of approximately $730,000 in connection with the workforce reduction in its fourth fiscal quarter, ending December 31, 2000.

The announcement comes after the Company announced losses at the end of the third quarter of $7.9 million on revenues of $1.0 million. At September 30, 2000, cash and cash equivalents and liquid securities totaled approximately $9.5 million.

About quepasa.com: Quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English. The site was founded in 1998 and includes a search engine, free e-mail, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps and message boards. Quepasa.com has entered into strategic alliances with leading providers of media, content and technology including: NetZero, Inc.; Reuters NewMedia, Inc.; Associated Press; Agencia EFE; Hispanic Business Magazine; Internet Wire, Inc.; e-lingo; Inktomi; Egreetings Network, CriticalPath and GTE Internetworking.

The statements in this press release regarding future performance and growth are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in quepasa.com's documents filed the Securities and Exchange Commission.